Exhibit 4.1

EXECUTION VERSION

SUPPLEMENTAL INDENTURE, dated as of February 16, 2017, between ARIAD Pharmaceuticals, Inc., a Delaware corporation, as issuer (the “Company”), and Wells Fargo Bank, National Association, a national banking association, as trustee (the “Trustee”), to the Indenture, dated as of June 17, 2014 between such parties (the “Indenture”). All references to the “Indenture” shall be to the Indenture and, as applicable, this Supplemental Indenture. All capitalized terms used but not defined herein shall have the meanings specified in the Indenture.

RECITALS

WHEREAS, the Company, the issuer of the Notes under the Indenture, and the Trustee have heretofore executed and delivered the Indenture;

WHEREAS, through a merger (the “Merger”) contemplated by a merger agreement, dated as of January 8, 2017 (as amended, the “Merger Agreement”), among the Company, Takeda Pharmaceutical Company Limited (the “Parent”), a corporation organized under the laws of Japan, and Kiku Merger Co., Inc., (the “Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Parent, Purchaser has merged with and into the Company, with the Company continuing as the surviving corporation in the Merger and becoming an indirect, wholly-owned subsidiary of Parent effective as of February 16, 2016 (the “Effective Date”);

WHEREAS, the consummation of the Merger as contemplated by the Merger Agreement constitutes a Merger Event under the terms of the Indenture;

WHEREAS, under Section 15.06(b) of the Indenture, at and after the effective time of a Merger Event, the right to convert each $1,000 principal amount of Notes shall be changed to a right to convert such Notes into cash, the kind and amount of shares of stock, securities or other property or assets that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such transaction would have owned or been entitled to receive (the “Reference Property”);

WHEREAS, under the terms of the Merger Agreement, as a result of the Merger, the Company’s Common Stock was converted into a right to receive an amount in cash, without interest, equal to $24.00 per share of Common Stock;

WHEREAS, Section 15.06(a) of the Indenture provides that, in connection with a Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture providing for the conversion and settlement of the Notes as set forth in the Indenture and for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in Article 15 of the Indenture;

WHEREAS, the Company has concluded that the phrase “Section 11.01(b)” in Section 15.06 of the Indenture is defective and inconsistent with the other provisions of the Indenture and the intent of the Issuer and the Trustee in negotiating the Indenture and should be deleted and replaced with the phrase “Section 11.01(b) and/or Section 11.01(i), as applicable,”;

WHEREAS, this Supplemental Indenture has not resulted in a material modification of the Notes for Foreign Account Tax Compliance Act (FATCA) purposes;

WHEREAS, all requirements necessary to make this Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been done and performed, and the execution and delivery of this Supplemental Indenture has been duly authorized in all respects;

NOW, THEREFORE, in consideration of the premises hereof, the parties have executed and delivered this Supplemental Indenture, and the Company and the Trustee agree for the benefit of each other and for the equal and ratable benefit of the Noteholders, as follows:

AGREEMENT

SECTION 1.    Capitalized Terms.

Any capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Indenture.

SECTION 2.    Correction of a Defect.

The phrase “Section 11.01(b)” in Section 15.06 of the Indenture is deleted and replaced with the phrase “Section 11.01(b) and/or Section 11.01(i), as applicable,”.

SECTION 3.    Settlement upon Conversion.

From and after the Effective Date, Noteholders shall have the right to convert the Notes (pursuant to, and subject to the conditions of, the Indenture) solely into the Reference Property. For the avoidance of doubt, the “Reference Property” shall be equal to $2,580.228 (without interest) per $1,000 principal amount of Notes. However, if a conversion occurs on or after the date the Company gives notice of the occurrence of the Effective Date applicable to the Merger, and on or prior to 5:00 p.m. New York City time on the Business Day immediately prior to the Fundamental Change Repurchase Date applicable to the Merger, pursuant to Section 15.03 of the Indenture Noteholders shall be entitled to receive, upon conversion, $2,592.0216 (without interest) per $1,000 principal amount of Notes. For the avoidance of doubt, the Company shall pay the Reference Property due in respect of each Conversion Obligation on the third Trading Day immediately following the relevant Conversion Date.

SECTION 4.    Notes.

Each Note, with effect on and from the Effective Date, shall be deemed supplemented, modified and amended in such manner as necessary to make the terms of such Notes consistent with the terms of the Indenture, as amended by this Supplemental Indenture.

SECTION 5.    Ratification and Effect.

Except as hereby expressly amended, the Indenture is in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect. Upon and after the execution of this Supplemental Indenture, the Indenture shall be supplemented in accordance herewith, this Supplemental Indenture shall form a part of the Indenture for all purposes and each reference in the Indenture to the Indenture shall mean and be a reference to the Indenture as modified hereby.

SECTION 6.    Responsibility of the Trustee

The recitals in the Supplemental Indenture shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible or accountable in any manner whatsoever for or with respect to the validity or sufficiency of this Supplemental Indenture. The Trustee shall be under no duty whatsoever to make any determination whether any execution, modification, amendment, supplement or confirmation to any document is necessary to implement such amendments and waivers, including those contained herein, and shall be entitled to conclusively rely on the documentation required to be provided under the terms of the Indenture in a form reasonably satisfactory to the Trustee.

SECTION 7.    Governing Law.

This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 8.    Conflicts.

To the extent of any inconsistency between the terms of the Indenture or the Notes and this Supplemental Indenture, the terms of this Supplemental Indenture will control.

SECTION 9.    Miscellaneous.

This Supplemental Indenture constitutes the entire agreement of the parties hereto with respect to the amendments to the Indenture set forth herein. All covenants and agreements in this Supplemental Indenture given by the parties hereto shall bind their successors. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof or of the Indenture shall not in any way be affected or impaired thereby. The section headings are for convenience only and shall not affect the construction hereof. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement, binding on the parties hereto.

Signatures follow.

ISSUER:

ARIAD PHARMACEUTICALS, INC.

By:	/s/ Manmeet S. Soni
Name:	Manmeet S. Soni
Title:	Executive Vice President, Chief Financial Officer and Treasurer

TRUSTEE:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Stefan Victory
Name:	Stefan Victory
Title:	Vice President